Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

TABLE OF CONTENTS

1:	Core Business	1
2:	Highlights	1
3:	Outlook and Strategy	4
4:	Overview of Financial Results	5
5:	Operating Mines	10
6:	Non-GAAP Measures	19
7:	Liquidity and Capital Resources	24
8:	Capitalization	26
9:	General and Administrative Expenses	27
10:	Foreign Exchange	27
11:	Investments	28
12:	Income Taxes	28
13:	Derivatives	29
14:	Contractual Commitments	30
15:	Contingencies	30
16:	Off-Balance Sheet Arrangements	30
17:	Gold and Copper Markets	30
18:	Exploration and Development Projects	31
19:	Risks and Uncertainties	34
20:	Critical Accounting Policies and Estimates	34
21:	IFRS Changeover Plan	34
22:	Disclosures and Internal Controls and Procedures	38

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified, in accordance with Canadian generally accepted accounting principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Chile, Argentina, Mexico and Colombia.

The Company plans to continue to build on its production base through existing operating mine expansions and throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The Company’s shares are listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Second Quarter

•                  Total revenue of $351.4 million, more than 48% higher than the same quarter of 2009.

•                  Mine operating earnings of $145.5 million representing an increase of 78% from the second quarter of 2009.

•                  Gross margin from continuing operations of 61% compared with 56% for the second quarter of 2009.

•                  Net earnings of $90.8 million or $0.12 basic earnings per share, an increase in excess of 800% compared to second quarter of 2009.

•                  Adjusted Earnings of $85.8 million or -0.12 per share:

For the three months ended June 30,
(In millions of United States Dollars except per share amounts)	2010
Net earnings	$90.8
Non-cash foreign exchange gains	(14.9)
Non-cash unrealized losses on derivatives	0.6
Write-off of mineral interests and other assets	3.2
Future income tax recovery on translation of intercompany debt	(1.2)
Other non-recurring losses and adjustments	8.2
Adjusted Earnings before income tax effects	86.7
Income tax effect of adjustments	(0.9)
Adjusted Earnings (i)	$85.8

Adjusted Earnings per share (i)	$0.12

(i)          Non-GAAP measure — see Section 6.

•                  Cash flows of $100.9 million from continuing operations after changes in non-cash working capital and cash flows of $134.6 million from continuing operations before changes in non-cash working capital (a non-GAAP measure).

•                  Cash proceeds on the sale of non-core assets of $49.4 million received during the quarter.

•                  Cash and cash equivalents at June 30, 2010 of $262.2 million, net working capital of $360 million.

•                  Cash received from the Company’s interest in Alumbrera of $17.9 million compared to equity earnings from that interest of $7.8 million.

•                  Increase in the Company’s dividend to $0.08 per share on an annualized basis, or $0.02 per share per quarter.  This represents a 33% increase over the prior quarterly dividend, and a 100% increase over the dividend level paid in 2009.

Six Months

•                  Total revenue of $697.7 million, more than 55% higher than the same period of 2009.

•                  Mine operating earnings of $275.4 million representing, an increase of 88% from the same period of 2009.

•                  Gross margin from continuing operations of 60% compared with 54% for the same period of 2009.

•                  Net earnings of $170.3 million or $0.23 basic earnings per share, an increase of 78% compared to the six months of 2009.

•                  Adjusted Earnings of $159.0 million or $0.22 per share:

For the six months ended June 30,
(In millions of United States Dollars except per share amounts)	2010
Net earnings	$170.3
Non-cash foreign exchange gains	(20.7)
Non-cash unrealized gains on derivatives	(4.0)
Write-off of mineral interests and other assets	3.3
Future income tax recovery on translation of intercompany debt	(5.0)
Other non-recurring losses and adjustments	15.8
Adjusted Earnings before income tax effects	159.7
Income tax effect of adjustments	(0.7)
Adjusted Earnings (i)	$159.0
Adjusted Earnings per share (i)	$0.22

(i)          Non-GAAP measure — see Section 6.

•                  Cash flows of $226.6 million from continuing operations after changes in non-cash working capital and cash flows of $272.4 million from continuing operations before changes in non-cash working capital (a non-GAAP measure).

•                  Debt reduction of $21.0 million.

Operational

Second Quarter

•                  Production from continuing operations of 253,264 gold equivalent ounces (“GEO”) (gold and silver production from continuing operations of 208,399 ounces and 2.5 million ounces, respectively), a 5% increase from the same quarter of 2009. GEO production on a mine-by-mine basis is broken down as follows:

For the three months ended June 30,
(In GEO)	2010
Chapada	30,450
El Peñón	100,485
Gualcamayo	37,467
Jacobina	29,785
Minera Florida	25,274
Fazenda Brasileiro	18,333

•                  Copper production from Chapada of 37.0 million pounds.

•                  Production increased at Minera Florida, El Peñón and Jacobina by 10%, 9% and 8%, respectively, compared with the second quarter of 2009.

•                  Production from Gualcamayo of 37,467 ounces of gold, a 54% increase compared with commissioning production in the second quarter of 2009.

•                  By-product cash costs of $103 per GEO from continuing operations.

•                  GEO sold of 249,056 (gold and silver sold from continuing operations of 202,564 ounces and 2.6 million ounces, respectively) and 31.6 million pounds of copper sold from Chapada.

•                  Gold and copper inventory increased by 4,000 GEO and 4.0 million pounds, respectively with approximately 35,700 GEO and 5.5 million pounds of copper available for sale at the end of the quarter.

•                  Co-product cash costs from continuing operations of $434 per GEO with cash cost improvements at Jacobina, Fazenda Brasileiro and Gualcamayo of 22%, 10% and 4% respectively, compared to the first quarter of 2010. Co-product cash costs from wholly owned mines as follows:

For the three months ended June 30,
(In United States Dollars per GEO)	2010
Chapada	350
El Peñón	449
Gualcamayo	427
Jacobina	534
Minera Florida	370
Fazenda Brasileiro	559

•                  Co-product cash costs per pound of copper at Chapada of $1.13 on production of 37.0 million pounds of copper contained in concentrate.

Six Months

•                  Production from continuing operations of 493,100 GEO (gold and silver production from continuing operations of 399,062 ounces and 5.2 million ounces, respectively), a 6% increase from the same period of 2009. GEO production on a mine-by-mine basis is broken down as follows:

For the six months ended June 30,
(In GEO)	2010
Chapada	58,244
El Peñón	208,922
Gualcamayo	66,928
Jacobina	54,806
Minera Florida	45,904
Fazenda Brasileiro	33,071

•                  Copper production from Chapada of 66.7 million pounds.

•                  Compared with the first six-month period of 2009, production increased by 18% at El Peñón and by 9% at Minera Florida despite the disruption caused by the February 27, 2010 earthquake in Chile.

•                  Production from Gualcamayo of 66,928 ounces of gold, a 49% increase compared with commissioning production in the first six months of 2009.

•                  By-product cash cost of $ 95 per GEO from continuing operations.

•                  GEO sold of 496,092 (gold and silver sold from continuing operations of 400,162 ounces and 5.3 million ounces, respectively) and 60.7 million pounds of copper sold from Chapada.

•                  Co-product cash costs from continuing operations of $429 per GEO, with co-product cash costs from wholly owned mines as follows:

For the six months ended June 30,
(In United States Dollars per GEO)	2010
Chapada	$348
El Peñón	$415
Gualcamayo	$434
Jacobina	$604
Minera Florida	$367
Fazenda Brasileiro	$587

•                  Co-product cash costs per pound of copper at Chapada of $1.18 on production of 66.7 million pounds of copper contained in concentrate.

Development and Exploration

•                  Made a construction decision on Pilar based on positive feasibility study results, which includes the first mineral reserve estimate.

•      Announced positive exploration results for Pilar.

•                  Provided an updated production plan on Gualcamayo to include the results from an updated feasibility study for QDD Lower West, which demonstrated increased mineral reserves and mineral resources as well as increased average annual production and as such, a construction decision was made.

•                  Advancement of the Agua Rica project with optimization initiatives continuing and the advancement of discussions relating to a strategic partnership.

•                  Drilling at Lupita and Las Barrances continued to demonstrate the potential for mineral resource expansions at Mercedes.

•                  Continued advancement of a feasibility-level study for Suruca (a new gold mineralized area at Chapada), expected to be delivered by the end 2010 which would provide significant additional gold production growth at Chapada.

•                  Continued to advance other development and exploration efforts.

3.             OUTLOOK AND STRATEGY

The Company continues to adhere to its key commitments, which underlie Yamana’s success in the past year. These include sustainable production, stability of jurisdictions, disciplined growth and industry-low cash costs.

The Company is committed to a sustainable production platform base of approximately 1.1 million GEO mainly from its six producing mines: Chapada, Jacobina and Fazenda Brasileiro in Brazil, El Peñón and Minera Florida in Chile, and Gualcamayo in Argentina. The Company has previously provided production guidance in the range of 1.03 million GEO to 1.145 million GEO for 2010. Production is expected to be in line with previous guidance. Copper production is expected to be in excess of 150 million pounds in 2010, also consistent with previous guidance. Cumulatively, the above operating mines provide the Company with robust, long-life production at the projected levels.

The Company’s approach to sustainability, which is broader than simply maintaining production levels, includes the adherence to best practices and international policies for health and safety, environment and community relations. The Company’s focus on and initiatives in creating strong community relations and support systems, energy management, improvement of water quality and availability, in addition to quality of life, are all important elements of its commitment to sustainability.

The Company remains committed to operating in comparatively stable jurisdictions, preferably where there is an established mining culture and tradition. Yamana remains focused on the Americas, with production coming from operating mines in Brazil, Chile and Argentina, and developments in Mexico where construction has commenced at the Mercedes project. The Company is also active on the exploration front in Colombia.

The Company’s well-defined development stage and exploration projects, in addition to further value-enhancing opportunities, provide the Company with a superior organic growth profile and value proposition. Near-term production growth will come from the Company’s construction stage projects: Mercedes, C1 Santa Luz, Ernesto/Pau-a-Pique, and from a tailings reprocessing project at the Minera Florida mine. Production is expected to initially increase by approximately 400,000 GEO annually from these projects at cash costs consistent with the current cost and operating structure. Production is expected to ramp up substantially in 2012 as these projects commence bringing operations to an annual run rate of approximately 1.5 million GEO, representing a 46% increase in production from 2009.

Additional production growth is expected from the Gualcamayo mine in Argentina with the inclusion of the QDD Lower West underground zone, and from the Pilar project in Brazil where construction decisions have been made.

Exploration successes and value enhancing projects such as Agua Rica are expected to further supplement long-term growth.

The Company’s commitment to low cash costs (see Section 6 — non-GAAP measures) focuses on cost containment with the goal of remaining one of the lowest-cost producers in the industry. Cash costs for 2010 are expected to be below $200 per GEO on a by-product basis. In an effort to reduce volatility in costs due to fluctuating currency exchange rates, the Company has hedged its local operating currency exposure at three of its mines of continuing operations in Brazil for a total of approximately 770.0 million Reais over the next three years at an average rate of approximately 2.14 Reais to the United States Dollar. In Chile, given the strong correlation between the Chilean Peso and copper prices, rising copper prices serve as a natural hedge to a strengthening in the currency.

The production guidance above is in line with previous guidance issued by the Company.

4.             OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the three-month and six-month periods ended June 30, 2010 with comparatives for the three and six-month periods ended June 30, 2009:

	Three months ended		Six months ended
(In thousands of United States Dollars except for shares and per share amounts;	June 30,	June 30,	June 30,	June 30,
unaudited)	2010	2009	2010	2009
Revenues	$351,374	$236,710	$697,716	$450,310

Cost of sales excluding depletion, depreciation and amortization	(135,667)	(104,764)	(280,809)	(206,795)

Depletion, depreciation and amortization	(68,495)	(50,030)	(138,201)	(95,787)
Accretion of asset retirement obligations	(1,758)	(358)	(3,339)	(991)
Mine operating earnings	145,454	81,558	275,367	146,737

Expenses
General and administrative	(31,057)	(22,539)	(57,126)	(37,650)
Exploration	(10,691)	(1,994)	(17,450)	(6,998)
Other	(3,191)	1,509	(4,888)	957
Operating earnings	100,515	58,534	195,903	103,046

Investment and other business income	923	5,266	528	13,249
Interest and financing expenses	(12,904)	(4,665)	(28,455)	(8,896)
Foreign exchange gain (loss)	16,506	(7,846)	20,195	72,694
Realized gain (loss) on derivatives	—	8,106	(5,230)	31,411
Unrealized (loss) gain on derivatives	(598)	(32,950)	3,988	(80,097)
Earnings from continuing operations before income taxes and equity earnings	104,442	26,445	186,929	131,407

Income tax expense	(27,927)	(8,809)	(49,878)	(38,345)
Equity earnings from Minera Alumbrera	7,799	3,764	19,451	10,804
Earnings from continuing operations	84,314	21,400	156,502	103,866
Earnings (loss) from discontinued operations (i)	6,474	(11,759)	13,825	(8,232)
Net earnings	$90,788	$9,641	$170,327	$95,634

Earnings Adjustments (ii):
Non-cash foreign exchange (gains) losses	(14,939)	28,541	(20,694)	(50,260)
Non-cash unrealized losses (gains) on derivatives	599	34,117	(3,988)	81,840
Write-off of mineral interests and other assets	3,279	—	3,279	—
Future income tax expense on translation of intercompany debt	(1,241)	31,779	(5,013)	35,088
Other non-recurring losses and adjustments	8,245	4,471	15,794	5,182
Adjusted Earnings before income tax effects	86,731	108,549	159,705	167,484
Income tax effect of adjustments	(913)	(12,735)	(682)	(7,413)
Adjusted Earnings (ii)	$85,818	$95,814	$159,023	$160,071

Basic earnings per share	$0.12	$0.01	$0.23	$0.13
Diluted earnings per share	$0.12	$0.01	$0.23	$0.13
Adjusted Earnings per share (ii)	$0.12	$0.13	$0.22	$0.22

(i)          Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. The sale of San Andrés closed in 2009, the sale of São Vicente and São Francisco closed April 30, 2010.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets, and (g) any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

Gold prices continued to remain strong in the second quarter of 2010 primarily as a result of investors’ concern about continuing economic uncertainties exacerbated by the financial debt problems in Europe. Average market prices in the second quarter for both gold and silver were 30% higher than the same quarter of 2009. Stronger metal prices, augmented by a 17% increase in commercial production from continuing operations year-over-year, led to an increase of revenues to $351.4 million in the second quarter compared with $236.7 million in the same quarter of 2009. Higher revenues also contributed to higher mine operating earnings of $145.5 million in the quarter compared with $81.6 million in the second quarter of 2009.

The average prices of gold, copper and silver for the second quarter of 2010 and 2009 are summarized below:

	Realized Prices (i)		Market Prices
For the quarter ended June 30,	2010	2009	2010	2009
Gold (per oz.)	$1,201	$922	$1,197	$922
Copper (per lb.)	$3.07	$2.06	$3.18	$2.27
Silver (per oz.)	$18.45	$14.03	$18.32	$13.76

(i)          Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized prices reflect continuing operations.

Revenues for the quarter are composed of the following:

			Realized	Revenues
For the quarter ended June 30, 2010	Quantity Sold		Price	(in ‘000s)
Gold (i)	186,926	oz.	$1,201	$224,423
Copper (i)	31,615,485	lbs.	$3.07	97,175
Silver	2,557,041	oz.	$18.45	47,173
Gross revenues				$368,771
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(7,452)
- Sales taxes				(4,628)
- Mark-to-market adjustments				(4,944)
- Metal price adjustments related to concentrate revenues				(1,439)
- Other revenue adjustments				1,066
			Revenues	$351,374

(i)    Excludes 12.5% interest of Alumbrera which is accounted for as an equity investment; Metal sold including the Company’s attributable portion from Alumbrera are 202,564 ounces of gold and 2.6 million pounds of copper; includes payable copper and gold contained in concentrate.

Cost of sales excluding depletion, depreciation and amortization for the quarter was $135.7 million compared with $104.8 million in the second quarter of 2009. The following table provides a reconciliation of the co-product cash costs to the cost of sales from continuing operations of the quarter:

For the quarter ended June 30, 2010	Gold Ounces or Pounds of Copper Produced		Co-product Cash Cost per unit	Total (in‘000s)
Brazil
Chapada — Gold	30,450	oz.	$350	$10,648
Chapada — Copper	36,953,159	lbs.	1.13	41,803
Jacobina	29,785	oz.	534	15,912
Fazenda Brasileiro	18,333	oz.	559	10,242
Chile
El Peñón (GEO) (i)	100,485	oz.	449	45,074
Minera Florida (GEO) (i)	25,274	oz.	370	9,355
Argentina
Gualcamayo	37,467	oz.	427	16,003
				$149,037
Add (deduct):
- Inventory and other non-cash adjustments				(11,543)
- Chapada concentrate treatment and refining charges				(7,452)
- Other commercial costs				2,480
- Overseas freight for Chapada concentrate				3,145
Cost of sales excluding depletion, depreciation and amortization (ii)				$135,667

(i)                                  Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

(ii)                              Excludes 12.5% interest of Alumbrera which is accounted for as an equity investment.

Earnings from continuing operations for the second quarter were $84.3 million compared with $21.4 million in the same quarter in 2009 representing an increase of almost threefold. Net earnings were $90.8 million representing an increase compared with the $9.6 million in the same quarter of 2009 of more than ninefold. Earnings per share were $0.12 on a basic and diluted basis for the second quarter of 2010, compared with basic and diluted earnings per share of $0.01 for the same quarter in 2009. Earnings were higher due to an increase of $42.0 million in operating earnings and larger foreign exchange gains vis-à-vis the comparative quarter in 2009. Adjusted Earnings were $85.8 million compared with $95.8 million in the same quarter of 2009. Although operating earnings were higher during the quarter, lower Adjusted Earnings quarter-over-quarter is attributed to lower non-cash foreign exchange gains, lower non-cash unrealized losses on derivatives and lower future income tax expense on translation of intercompany debt.

The Company increased its gold inventory by approximately 4,000 GEO in the second quarter of which approximately 3,000 gold ounces plus an additional 4.0 million pounds of copper contained in concentrate was due to a one-time increase in inventory in the railroad pipeline all of which was available for sale following the end of the second quarter.  The Company increased its usage of railroad to transport concentrate rather than by truck and this will have the effect of lowering future transportation costs.  Total finished goods included in inventory and available for sale at the end of the quarter were approximately 35,700 GEO and 5.5 million pounds of copper.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $68.5 million, a 37% increase from $50.0 million in the second quarter of 2009. The increase in DDA is consistent with the increase in metal quantities sold from continuing operations including the addition of Gualcamayo that was under commissioning during the comparative period.

General and administrative expenses increased to $31.1 million, compared with $22.5 million in the second quarter of 2009 reflecting accruals of contributions into employee benefit plans and the general and administrative expenses incurred at Gualcamayo that were capitalized in the second quarter of 2009 during its commissioning period. Interest and financing expenses for the quarter were $12.9 million, compared with $4.7 million in the second quarter of 2009. Interest and financing expenses for the comparative period were capitalized in respect to the construction at Gualcamayo and would not have contributed to interest and financing costs in the prior year’s quarter. The Company will continue to capitalize interest expense as construction expenditures at Mercedes and other projects increase.

Foreign exchange gains of $16.5 million for the second quarter of 2010 compared with losses of $7.9 million in the second quarter of 2009. Unrealized losses on derivatives were $0.6 million in respect to the ineffective portion of foreign exchange derivatives in the quarter versus net unrealized and realized derivative losses of $24.8 million in the same quarter of 2009, attributable to copper forward contracts driven by the volatility of copper prices.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $7.8 million for the quarter, compared with earnings of $3.8 million attributable to the Company in the quarter ended June 30, 2009. During the quarter, the Company received a total of $17.9 million of cash distributions from Alumbrera compared to $7.0 million in the second quarter of 2009.

Cash flows from continuing operations before changes in non-cash working capital were $134.6 million compares to $101.8 million for the comparative quarter of 2009 representing a 32% increase. Cash flows from continuing operations after changes in non-cash working capital were a $100.9 million inflow compared with a $113.0 million inflow for the same quarter in 2009. The increase in cash flows from continuing operations before changes in non-cash working capital was primarily due to production increases and increases in metal prices resulting in higher margins. Cash and cash equivalents as at June 30, 2010 were $262.2 million, an increase of $40.2 million from the first quarter cash and cash equivalents of $222.0 million.

For the six months ended June 30, 2010

Net earnings for the six months ended June 30, 2010 were $170.3 million or $0.23 basic per share, compared with net earnings of $95.6 million or $0.13 basic per share for the same period in 2009. Operating earnings for the six months ended June 30, 2010, were $93 million higher than that of the comparative period. The increase in operating earnings from the comparative six-month period and the release of deferred tax valuation allowances in the comparative six-month period resulted in higher income tax expense recognized for the six months ended June 30, 2010 compared to the six months ended June 20, 2009. Adjusted Earnings were $0.22 per share or $160 million for the six months ended June 30, 2010, and the comparative period ended in 2009.

Mine operating earnings were $275.4 million for the period, compared with $146.7 million in the first six months of 2009. Revenues were $697.7 million compared with $450.3 million for the six months ended June 30, 2009. The increase in revenues and mine operating earnings was mainly driven by an increase in commercial production and higher metal prices in the six months of 2010 compared to the same period in 2009. Compared with the six months ended June 30, 2009, current year average realized prices for gold, silver and copper were higher by 26%, 33% and 67%, respectively.

The table below presents selected quarterly financial and operating data:

	June 30,	March 31,	December 31,	September 30,
(In thousands of United States Dollars except per share amounts)	2010	2010	2009	2009

Financial results
Revenues (ii)	$351,374	$346,341	$399,825	$333,179
Mine operating earnings	$145,454	$129,911	$184,341	$136,419
Earnings from continuing operations	$84,314	$72,187	$53,458	$54,446
Net Earnings for the period	$90,788	$79,539	$36,175	$60,823
Adjusted Earnings (iv)	$85,818	$73,206	$100,863	$84,682
Cash flows from operating activities of continuing operations	$100,915	$125,671	$211,206	$144,249
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$134,556	$137,830	$155,22	$167,741
Cash flows to investing activities of continuing operations	$(46,878)	$(116,891)	$(90,532)	$(152,160)
Cash flows (to) from financing activities of continuing operations	$(11,144)	$41,465	$(10,578)	$(28,212)

Per share financial results
Earnings per share from continuing operations
Basic	$0.11	$0.10	$0.07	$0.07
Diluted	$0.11	$0.10	$0.07	$0.07

Earnings per share
Basic	$0.12	$0.11	$0.05	$0.08
Diluted	$0.12	$0.11	$0.05	$0.08

Adjusted Earnings per share
Basic	$0.12	$0.10	$0.14	$0.12
Diluted	$0.12	$0.10	$0.14	$0.12

Financial Position
Cash and cash equivalents	$262,223	$221,983	$170,070	$97,498
Total assets	$9,828,490	$9,761,649	$9,707,260	$9,550,270
Total long-term liabilities	$2,810,831	$2,823,719	$2,589,460	$2,445,613

Production
Commercial GEO - continuing operations (v)	253,264	239,836	289,456	269,191
GEO - discontinued operations (i)	10,052	33,236	35,796	45,516
Total GEO produced	263,316	273,072	325,252	314,707
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	241,794	226,081	277,912	259,359

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$434	$423	$366	$350

Chapada concentrate production (tonnes)	65,859	51,659	63,990	62,783

Chapada copper contained in concentrate production (millions of lbs)	37.0	29.7	37.0	36.3
Chapada co-product cash costs per pound of copper (iv)	$1.13	$1.24	$1.05	$1.07

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	9.3	11.8	10.8	7.6
Alumbrera co-product cash costs per lb of copper (iv)	$1.52	$0.89	$1.23	$1.52
Alumbrera (12.5% interest) concentrate production (tonnes)	16,480	19,961	18,711	13,414

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	208,399	190,663	238,438	216,273
Commercial gold ounces produced	208,399	190,663	238,438	216,273
Silver ounces produced (millions of ounces)	2.5	2.7	2.8	2.9

Sales
Commercial gold sales - continuing operations (ounces)	202,564	197,598	232,923	215,138
Gold sales - discontinued operations (ounces)	11,268	36,664	35,941	40,601
Total gold sales (ounces)	213,832	234,262	268,864	255,739
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	186,926	187,342	222,008	203,947

Chapada concentrate sales (tonnes)	57,895	51,795	63,646	65,693
Chapada payable copper contained in concentrate sales (millions of lbs)	31.6	29.1	34.6	36.2
Silver sales (millions of ounces)	2.6	2.7	2.9	2.8
Average realized gold price per ounce (ii)	$1,201	$1,114	$1,095	$962
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.07	$3.25	$3.18	$2.74
Average realized silver price per ounce (ii)	$18.45	$17.07	$17.47	$14.97

	June 30,	March 31,	December 31,	September 30,
(In thousands of United States Dollars except per share amounts)	2009	2009	2008	2008

Financial results
Revenues (ii)	$236,710	$213,600	$87,831	$221,620
Mine operating earnings	$81,558	$65,180	$(59,056)	$57,960
Earnings from continuing operations	$21,400	$82,466	$219,974	$163,479
Net earnings for the period	$9,641	$85,993	$179,367	$150,200
Adjusted Earnings (iv)	$95,814	$64,257	$12,350	$31,503
Cash flows from operating activities of continuing operations	$112,967	$59,604	$79,769	$56,654
Cash flows from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$101,778	$70,876	$34,801	$100,319
Cash flows to investing activities of continuing operations	$(120,143)	$(107,081)	$(122,968)	$(110,498)
Cash flows (to) from financing activities of continuing operations	$2,559	$(28,726)	$93,754	$(53,897)

Per share financial results
Earnings per share from continuing operations
Basic	$0.03	$0.11	$0.31	$0.23
Diluted	$0.03	$0.11	$0.31	$0.23

Earnings per share
Basic	$0.01	$0.12	$0.25	$0.21
Diluted	$0.01	$0.12	$0.25	$0.21

Adjusted Earnings per share
Basic	$0.13	$0.09	$0.02	$0.05
Diluted	$0.13	$0.09	$0.02	$0.04

Financial position
Cash and cash equivalents	$93,102	$91,816	$167,765	$125,635
Total assets	$9,421,659	$9,323,552	$9,337,353	$9,222,513
Total long-term liabilities	$2,368,298	$2,347,353	$2,419,639	$2,616,938

Production
Commercial GEO - continuing operations (v)	217,162	205,038	218,069	205,521
Commissioning GEO produced (iii)	24,347	20,483	—	—
GEO - discontinued operations (i)	48,065	45,961	36,705	29,885
Total GEO produced	289,574	271,482	254,774	235,406
Commercial GEO - continuing operations excluding 12.5% equity interest in Alumbrera (v)	201,533	189,293	197,155	194,060

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$362	$347	$364	$417

Chapada concentrate production (tonnes)	61,785	60,382	$65,728	$61,737

Chapada copper contained in concentrate production (millions of lbs)	35.6	35.0	36.8	34.9
Chapada co-product cash costs per pound of copper (iv)	$0.91	$0.93	$0.90	$1.19

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	10.9	10.2	15.6	9.5
Alumbrera co-product cash costs per lb of copper (iv)	$1.83	$1.44	$1.10	$1.80
Alumbrera (12.5% interest) concentrate production (tonnes)	18,733	18,010	18,024	16,717

Gold Equivalent Ounces Breakdown - Continuing Operations
Total gold ounces produced	196,096	184,458	173,915	159,891
Commercial gold ounces produced	171,749	163,975	173,915	15,891
Silver ounces produced (millions of ounces)	2.5	2.3	2.4	2.5

Sales
Commercial gold sales - continuing operations (ounces)	161,388	160,187	152,634	154,962
Gold sales - discontinued operations (ounces)	44,187	43,922	34,018	30,419
Commissioning gold sales (ounces)	24,698	16,600	—	—
Total gold sales (ounces)	230,273	220,709	186,652	185,381
Commercial gold sales - continuing operations excluding Alumbrera (ounces)	145,695	145,368	131,991	142,923

Chapada concentrate sales (tonnes)	67,291	65,211	59,233	61,133
Chapada payable copper contained in concentrate sales (millions of lbs)	34.2	32.4	30.1	33.4
Silver sales (millions of ounces)	2.4	2.4	2.2	2.3
Average realized gold price per ounce (ii)	$922	$906	$789	$861
Average realized copper price per pound (excluding derivative contracts) (ii)	$2.06	$1.53	$1.59	$3.45
Average realized silver price per ounce (ii)	$14.03	$12.59	$10.20	$14.56

(i)               Results of San Andrés, São Vicente and São Francisco mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives. The sale of San Andrés closed in 2009, São Vicente and São Francisco sale closed April 30, 2010.

(ii)           Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(iii)       Including commissioning gold ounces from Gualcamayo produced or sold.

(iv)         A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(v)             Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio (55:1) which is a long-term historical average of prices and is used and presented solely for quarter-over-quarter comparative purposes.

5.             OPERATING MINES

OVERVIEW OF OPERATING RESULTS

For the three months ended June 30

Production from continuing operations was 253,264 GEO for the quarter, including the Company’s proportionate interest in production from the Alumbrera Mine of 11,470 gold ounces. This represents a 5% increase compared with production from continuing operations of 241,509 GEO, which included commissioning production from Gualcamayo of 24,347 GEO, for the comparative quarter ended June 30, 2009.

By-product cash costs (a non-GAAP measure, see Section 6) from continuing operations including Alumbrera averaged $103 per GEO and excluding Alumbrera were $201 per GEO, compared with $111 per GEO and $143 per GEO for the second quarter of 2009. Co-product cash costs (a non-GAAP measure, see Section 6) from continuing operations were $434 per GEO for the second quarter of 2010 compared to $362 per GEO for the comparative period in 2009. Compared with the first quarter of 2010, improvements started to show in the second quarter with cash costs at Jacobina, Fazenda Brasileiro and Gualcamayo improved by 22%, 10% and 4%, respectively.

Copper production for the quarter ended June 30, 2010 was 37.0 million pounds from the Chapada Mine, compared with 35.6 million pounds for the second quarter of 2009. Additionally, 9.3 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 10.9 million pounds for the quarter ended June 30, 2009. Total copper production for the second quarter was 46.3 million pounds. Co-product cash costs per pound of copper were $1.13 for the quarter from the Chapada Mine compared to $0.91 per pound for the comparative quarter. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera Mine were $1.21 per pound.

Total production of GEO for the second quarter of 2010 with comparatives is summarized below:

For the three months ended	June 30,	June 30,
(In GEO)	2010	2009
Production from:
Commercial - continuing operations excluding Alumbrera	241,794	201,533
Alumbrera (12.5% interest)	11,470	15,629
Commissioning of Gualcamayo	—	24,347
Total production from continuing operations	253,264	241,509
Discontinued operations	10,052	48,065
Total production	263,316	289,574

The following table summarizes the production by mine for the second quarter of 2010 with comparatives:

	June 30,		June 30,
	2010		2009
For the three months ended	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)
BRAZIL
Chapada	30,450	350	40,554	260
Jacobina	29,785	534	27,593	446
Fazenda Brasileiro	18,333	559	18,404	397
CHILE
El Peñón (ii)	100,485	449	92,016	339
Minera Florida (ii)	25,274	370	22,966	414
ARGENTINA
Gualcamayo (iii)	37,467	427	—	—
Total commercial production from continuing operations excluding Alumbrera	241,794	443	201,533	352
Alumbrera (12.5% interest)	11,470	238	15,629	498
Total commercial production from continuing operations	253,264	434	217,162	362

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Second-quarter 2010 gold production: El Peñón —  57,351 ounces (Q2 2009 — 49,211ounces); Minera Florida —  23,543 ounces (Q2 2009 — 20,358 ounces), and silver production: El Peñón —  2.4 million ounces (Q2 2009 — 2.4 million ounces); Minera Florida —  0.1 million ounces (Q2 2009 — 0.1 million ounces).

(iii)  The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

(iv)    Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1), which is used and presented solely for quarter-over-quarter comparative purposes.

For the six months ended June 30

During the first half of 2010, the continuing operations of the Company produced 493,100 gold equivalent ounces, an increase of 6% over the total production from continuing operations of 467,030 ounces, which included commissioning production of 44,830 GEO from Gualcamayo, during the same period of 2009.

Copper production of 66.7 million pounds from Chapada for the six months was 6% lower than the production in the same period of 2009. Including the attributed production from Alumbrera, total production of copper was 87.8 million pounds compared with 91.7 million pounds of copper in the six months ended June 30, 2009.

Average co-product cash costs for the six-month period ended June 30, 2010 were $429 per GEO from continuing operations and average co-product cash costs from continuing operations excluding Alumbrera were $439 per GEO, compared with $356 per GEO and $351 per GEO, respectively for the same period in 2009.

Co-product cash costs per pound of copper were $1.18 per pound for the period from Chapada, compared with $0.92 per pound for the period ended June 30, 2009. Co-product cash costs for the six-month period including the Company’s interest in Alumbrera were $1.18 per pound, compared with $1.09 per pound for the first half of 2009.

The production of GEO for the first six months of 2010 with comparatives is summarized below:

	June 30,		June 30,
	2010		2009
For the six months ended	Gold Equivalent Ounce (GEO)(iv)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)(iv)	Co-product Cash Costs per GEO ($) (i)
BRAZIL
Chapada	58,244	348	79,106	268
Jacobina	54,806	604	54,671	423
Fazenda Brasileiro	33,071	587	38,414	378
CHILE
El Peñón (ii)	208,922	415	176,367	352
Minera Florida (ii)	45,904	367	42,268	389
ARGENTINA
Gualcamayo (iii)	66,928	434	—	—
Total commercial production from continuing operations excluding Alumbrera	467,875	439	390,826	351
Alumbrera (12.5% interest)	25,225	242	31,374	409
Total commercial production from continuing operations	493,100	429	422,200	356

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Six-month 2010 gold production: El Peñón —  118,327 ounces (2009 — 95,290 ounces); Minera Florida —  42,461 ounces (2009 — 36,869 ounces), and silver production: El Peñón —  5.0 million ounces (2009 — 4.5 million ounces); Minera Florida —  0.2 million ounces (2009 — 0.3 million ounces).

(iii)  The Company commissioned Gualcamayo on July 1, 2009 and only included production after that date.

(iv)    Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1), which is used and presented solely for quarter-over-quarter comparative purposes.

CHAPADA MINE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2010	2009	2010	2009

Production
Concentrate (tonnes)	65,859	61,785	117,518	122,167
Gold contained in concentrate production (ounces)	30,450	40,554	58,244	79,106
Copper contained in concentrate (millions of pounds)	37.0	35.6	66.7	70.6
Co-product cash costs per oz of gold produced (i)	$350	$260	$348	$268
Co-product cash costs per lb of copper produced (i)	$1.13	$0.91	$1.18	$0.92

Ore mined (tonnes)	5,970,919	4,630,704	9,714,810	8,705,163
Ore processed (tonnes)	4,873,077	4,302,440	9,191,697	8,654,473

Gold ore grade (g/t)	0.32	0.42	0.33	0.40
Copper ore grade (%)	0.39	0.43	0.38	0.42

Concentrate grade - gold (g/t)	14.4	20.5	15.4	20.1
Concentrate grade - copper (%)	25.5	26.2	25.7	26.2

Gold recovery rate (%)	60.7	70.0	60.4	70.7
Copper recovery rate (%)	87.2	88.4	86.4	88.5

Sales (ii)
Concentrate (tonnes)	57,895	67,291	109,690	132,502
Payable gold contained in concentrate (ounces)	32,881	35,958	60,438	60,594
Payable copper contained in concentrate (millions of pounds)	31.6	34.2	60.7	66.6

Depletion, depreciation and amortization per gold ounce sold	$56	$48	$62	$64
Depletion, depreciation and amortization per copper pound sold	$0.18	$0.12	$0.19	$0.13

(i)             A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)                                  Quantities sold include quantity adjustment on provisional and final invoice settlements

Chapada produced a total of 30,450 ounces of gold contained in concentrate in the quarter, compared with 40,554 ounces of gold in concentrate in the second quarter of 2009. Production of copper contained in concentrate at Chapada was 37.0 million pounds in the second quarter, compared with 35.6 million pounds of copper contained in concentrate during the comparable period in 2009. Production in the second half of 2010 is expected to be at higher levels similar to trends seen in 2009 with planned increases in grade.

Lower gold and copper production was mainly due to lower grades for both metals, and lower recovery rate for gold compared with the same quarter of 2009. Recovery was impacted by oxide material and action plans are in place to address the issues.

Co-product cash costs for the quarter were $350 per gold ounce and $1.13 per pound of copper which compares to $260 per gold ounce and $0.91 per pound of copper for the same quarter of 2009. Higher co-product costs are mostly due to comparatively lower production and appreciation of the Brazilian Real. Associated overseas transportation costs were approximately $3.1 million for second quarter of 2010 and the comparative period in 2009. The Company has hedged approximately 60% to 65% of currency exposure related to operating expenses of 2010 to 2012 at Chapada as of the first quarter of 2010.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $123.4 million. Revenue includes negative mark-to-market adjustments of $4.9 million. Final and provisional pricing-quantity settlements in the quarter were positive $0.6 million (positive $2.0 million — metal quantity adjustment, negative $1.4 million — metal price adjustment).

The Company has strategically increased its usage of railroad to transport Chapada concentrate to reduce future transportation costs. As a result of this transportation strategy, a one-time increase in concentrate inventory in the railroad pipeline was recorded in the quarter.

Optimizations continued in the second quarter and are scheduled to increase throughput to up to 22 million tonnes per year before 2012.  The Company continues to focus on the newly discovered gold only area of mineralization, Suruca, with the expectation of delivering a feasibility-level study in 2010. The Company believes Suruca will provide substantial gold only production growth at this already robust and long life mine.

EL PEÑÓN MINE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2010	2009	2010	2009

Production
Gold equivalent (ounces)	100,485	92,016	208,922	176,367
Gold production (ounces)	57,351	49,211	118,327	95,290
Silver production (ounces)	2,372,380	2,354,295	4,982,669	4,459,244
Cash costs per gold equivalent ounce produced (i)	$449	$339	$415	$352

Ore mined (tonnes)	310,706	326,825	639,199	628,202
Ore processed (tonnes)	392,223	306,503	759,732	618,740

Gold ore grade (g/t)	4.97	5.44	5.30	5.24
Silver ore grade (g/t)	216.33	275.40	234.22	257.20

Gold recovery rate (%)	92.0	91.5	91.3	91.0
Silver recovery rate (%)	87.1	87.1	86.7	87.2

Sales
Gold sales (ounces)	58,020	48,273	118,247	99,619
Silver sales (ounces)	2,436,722	2,249,015	4,994,886	4,604,583

Depletion, depreciation and amortization per gold equivalent ounce sold	$313	$291	$309	$273

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced 100,485 GEO during the second quarter, consisting of 57,351 ounces of gold and 2.4 million ounces of silver, compared with 92,016 GEO, which consisted of 49,211 ounces of gold and 2.4 million ounces of silver produced in the second quarter of 2009. This represents a 9% increase quarter-over-quarter in 2010 versus 2009 production on a GEO basis. Higher comparative production is mostly due to accelerated development work which led to production from newer veins and the completion of the plant upgrade.

Production for 2010 is expected to be in line with previous guidance with modest variations quarter-over-quarter. The Company continues to take measures to optimize synergies, improve grade control and dilution, increase capacity and develop newer higher-grade veins including Bonanza, which is part of the North Block area in El Peñón. Bonanza started to contribute to production in early 2010.

Expansion of the plant has allowed the Company to increase throughput by 28% compared to the second quarter of last year. Plant expansions included the installation of a new grinding mill in the fourth quarter of 2009 to increase plant-throughput to a capacity. Upgrades are also being performed in the plant in order to maintain high sustainable recoveries.

The Company undertook a plan to maintain productivity and assess cost improvements throughout 2010 after completion of the process of transition from contractor-mining to owner-mining. A review of cost improvements is in progress. Cash costs for the quarter ended June 30, 2010 were $449 per GEO which included the impact of maintenance costs spent to improve fleet availability. Costs are expected to decrease in the second half of the year with synergies to be achieved from the transition to owner mining including economies of scale in procurement, spare parts and a reduction in planned maintenance schedules for trucks and equipment.

The Company continues to evaluate further optimization strategies at El Peñón to increase production from current levels. Recent plant expansions and resource contributions from the newly discovered high grade vein systems, Pampa Augusta Victoria, will further support this objective.

GUALCAMAYO MINE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2010	2009	2010	2009

Production
Commercial gold production (ounces)	37,467	—	66,928	—
Commissioning gold production (ounces)	—	24,347	—	44,830
Cash costs per ounce produced (i)	$427	$—	$434	$—

Ore mined (tonnes)	2,288,936	—	4,077,029	—
Ore processed (tonnes)	1,940,939	—	3,727,190	—

Gold grade (g/t)	0.85	—	0.77	—
Gold recovery rate (%)	70.4	—	81.1	—

Sales
Gold sales (ounces)	30,283	—	66,425	—

Depletion, depreciation and amortization per gold ounce sold	$296	$—	$265	$—

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Gualcamayo produced 37,467 ounces of gold in the second quarter, representing a 54% increase when compared with the commissioning production in the second quarter of 2009 and a 27% increase when compared with production of first quarter 2010. Improvement in grade led to an increase in production over the first quarter. Production was entirely from the QDD open pit operations.

The Company expects production at Gualcamayo to increase sequentially quarter-over-quarter and will reach the planned levels of production in the remainder of the year. Gold-in-circuit inventory increased by approximately 3,000 ounces to approximately 12,000 ounces which will be recovered in the second half of the year.

Cash costs were $427 per ounce of gold for the second quarter. There are no comparable cash costs for the corresponding period of last year as the mine was in commissioning and the costs were capitalized. Cash costs were 4% lower for the second quarter in comparison to the first quarter of 2010.

The Company increased the Adsorption Desorption Recovery (“ADR”) plant flow rate during the second quarter and commenced upgrade of the current plant capacity by increasing throughput to 1,500 tonnes per hour. In addition, the Company will be undergoing a scheduled upgrade and maintenance of the entire conveyor system in the third quarter. Tonnage is expected to continue to increase throughout the year. In addition, the Company made a construction decision on the development of QDD Lower West and updated its production plan upon completion of an updated feasibility study. The feasibility study demonstrated increased mineral reserves and mineral resources as well as increased average annual production. QDD Lower West is an ore body below the current open pit operations at Gualcamayo and one of four identified areas of mineralization at Gualcamayo. For additional information on the update to the feasibility study, refer to the Exploration and Development Projects Section 18.

JACOBINA MINE

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2010	2009	2010	2009

Production
Gold production (ounces)	29,785	27,593	54,806	54,671

Cash costs per ounce produced (i)	$534	$446	$604	$423

Ore mined (tonnes)	556,377	485,807	1,045,242	955,749
Ore processed (tonnes)	556,376	491,215	1,045,241	947,802

Gold Grade (g/t)	1.79	1.90	1.76	1.96

Gold Recovery rate (%)	93.0	92.2	92.5	91.4

Sales
Gold sales (ounces)	29,110	25,076	55,358	55,776

Depletion, depreciation and amortization per gold ounce sold	$334	$332	$345	$295

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Production at Jacobina was 29,785 ounces of gold in the second quarter, compared with production of 27,593 ounces of gold in the second quarter of 2009. Continuous improvement in mine planning, expansion and optimization of the processing plant and milling capacity, increased development work and increased number of working stopes improved the mine’s performance that included improvements in grade, recoveries and cash costs compared to that of the first quarter 2010. Production expectations for the year remain consistent with previous guidance.

The recovery rate at Jacobina for the second quarter of 2010 was 93.0% compared to 92.2% for the second quarter of 2009. The Company remains focused on improving recovery and dilution as well as exploring, discovering and developing higher grade areas including Canavieiras. Exploration efforts are also focused on the new discovery, Lagartixa, which exhibits substantially higher grade than the current mineral reserve grade at Jacobina. The Company continues to modify the leaching cycle in order to improve recoveries, which have trended upwards since the start-up of higher throughput levels.

Cash costs averaged $534 per ounce of gold for the second quarter compared with $446 per ounce of gold in the second quarter of 2009. There was an improvement from the first quarter of 2010 of 22%. Implementation of a program of cost and productivity improvements is underway. Management at the mine remains focused on improving equipment availability and maintenance costs.

MINERA FLORIDA MINE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2010	2009	2010	2009

Production
Gold equivalent (ounces)	25,274	22,966	45,904	42,268
Gold production (ounces)	23,543	20,358	42,461	36,869
Silver production (ounces)	95,249	143,447	189,400	296,951

Cash costs per gold equivalent ounce produced (i)	$370	$414	$367	$389

Ore mined (tonnes)	185,175	178,860	347,109	353,198
Ore processed (tonnes)	204,512	188,114	357,143	346,142

Gold grade (g/t)	4.27	4.06	4.32	4.02
Silver ore grade (g/t)	21.22	33.20	22.92	38.84

Gold recovery rate (%)	82.0	82.9	82.9	82.4
Silver recovery rate (%)	66.1	69.8	66.6	68.3

Sales
Gold sales (ounces)	20,832	20,298	39,514	34,681
Silver sales (ounces)	120,319	173,646	281,252	212,985

Depletion, depreciation and amortization per gold equivalent ounce sold	$359	$327	$357	$286

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced  25,274 GEO in the current quarter compared with 22,966 GEO in the second quarter of 2009. Production has been increasing steadily since the completion of the expansion project in early 2009.

Cash costs for the second quarter were $370 per GEO, compared with $414 per GEO in the same quarter in 2009.

In addition, the mine produced 1,592 tonnes of zinc in the quarter compared with 1,420 tonnes of zinc in the three-month period ended June 30, 2009. Zinc revenue is accounted for as a by-product credit.

Production for 2010 remains in line with previous guidance. The Company continues to advance its tailings reprocessing project at Minera Florida which is expected to add an additional 40,000 GEO beginning in 2012.

OTHER MINES

The following table presents key operating data for the other continuing mining operations:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Operating Statistics	2010	2009	2010	2009

FAZENDA BRASILEIRO
Production
Gold production (ounces)	18,333	18,404	33,071	38,414
Cash costs per ounce produced (i)	$559	$397	$587	$378
Ore mined (tonnes)	270,382	299,372	565,327	581,013
Ore processed (tonnes)	273,706	294,878	555,286	580,034
Gold grade (g/t)	2.36	2.16	2.10	2.26
Gold recovery rate (%)	88.2	90.1	87.9	91.1

Sales
Gold sales (ounces)	15,801	16,090	34,285	40,393

Depletion, depreciation and amortization per gold ounce sold	$132	$149	$173	$135

ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	16,480	18,733	36,441	36,743
Gold production (ounces)	1,329	2,268	3,371	4,438
Gold production in concentrate (ounces)	10,141	13,361	21,854	26,936
Total gold (ounces)	11,470	15,629	25,225	31,374
Copper contained in concentrate (millions of pounds)	9.3	10.9	21.1	21.07
Co-product cash costs per ounce of gold produced (i)	$238	$496	$242	$409
Co-product cash costs per pound of copper produced (i)	$1.52	$1.83	$1.17	$1.66
By-product cash costs per ounce produced (i)	$(1,938)	$(299)	$(1,504)	$(282)
Ore mined (tonnes)	979,467	983,607	1,733,097	1,709,937
Gold ore grade (g/t)	0.43	0.53	0.47	0.56
Copper ore grade (%)	0.44	0.47	0.49	0.49
Gold recovery rate (%)	69.9	73.1	71.1	73.1
Copper recovery rate (%)	81.4	83.5	83.0	82.5

Sales
Gold sales (ounces)	14,038	13,423	22,435	25,578
Gold doré sales (ounces)	1,600	2,270	3,459	4,934
Total gold sales (ounces)	15,638	15,693	25,894	30,512
Payable copper contained in concentrate (millions of pounds)	12.1	11.0	20.3	19.7

(i)          A cautionary note regarding non-GAAP measures is in included Section 6 of this Management’s Discussion and Analysis.

The Fazenda Brasileiro Mine produced 18,333 ounces of gold in the quarter compared with 18,404 ounces of gold in the quarter ended June 30, 2009. Production expectations for the year remain consistent with previous guidance although there will be variations quarter-over-quarter.

Exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which the Company believes represent significant potential to extend the mine life with higher-grade ore from these areas.

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in the Alumbrera Mine of $7.8  million and $19.5 million for the three-month and six-month periods ended June 30, 2010 respectively, compared with earnings of $3.8 million and $10.8 million for the same periods of 2009. The Company received

$17.9 million in cash distribution for the three-month and $30.7 million for the six-month periods ended June 30, 2010, compared to $6.6 million and $7.0 million for the comparative periods in 2009.

NON-CORE MINE DISPOSITIONS

On July 17, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration valued at approximately $265.0 million in a combination of cash, shares, secured promissory notes and deferred payments. One of the mines was in Honduras and two were in Brazil.

The transaction was structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition relating to the sale of San Andrés in Honduras closed on August 25, 2009, the second for São Vicente and São Francisco closed on April 30, 2010 following the receipt of local jurisdiction formal approvals. The Company recorded a total gain of $13.6 million on closing of these transactions.

Readers are encouraged to read Note 3 to the Consolidated Financial Statements for the period ended June 30, 2010, for selected financial information relating to the disposition.

Financial results from these mines are excluded from mine operating earnings and reflected under earnings from discontinued operations in the Statement of Operations.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper,” “By-product cash costs per gold equivalent ounce,” “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share,” “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CO-PRODUCT AND BY-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO. Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the financial statements to (i) Co-product Cash Costs per GEO, (ii) Co-product Cash Costs per lb of Copper and (iii) By-product Cash Costs per GEO:

Reconciliation of cost of sales per the financial statements to co-product cash costs per GEO produced from continuing operations

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$135,667	$104,764	$561	$520

Adjustments:
Costs attributable to copper contained in concentrate related cash costs (excluding related TCRCs) (ii)	(35,644)	(27,421)	(148)	(135)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,294	1,339	5	7
Inventory movements and adjustments	11,543	(1,983)	48	(10)
Overseas freight and other commercial selling costs	(5,626)	(5,841)	(23)	(30)
Total GEO co-product cash costs (excluding Alumbrera)	$107,234	$70,858	$443	$352
Minera Alumbrera (12.5% interest) GEO cash costs	2,730	7,784	238	498
Total GEO co-product cash costs (iii)	$109,964	$78,642	$434	$362
GEO produced excluding Alumbrera	241,794	201,533
Commercial GEO produced including Alumbrera	253,264	217,162

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$280,809	$206,795	$600	$529

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRCs) (ii)	(67,676)	(52,924)	(145)	(136)
Treatment and refining costs (“TCRC”) related to Chapada gold	2,326	3,149	5	8
Inventory movements and adjustments	786	(8,345)	2	(21)
Overseas freight and other commercial selling costs	(10,809)	(11,434)	(23)	(29)
Total GEO co-product cash costs (excluding Alumbrera)	$205,436	$137,241	$439	$351
Minera Alumbrera (12.5% interest) GEO cash costs	6,095	12,759	242	407
Total GEO co-product cash costs (iii)	$211,531	$150,001	$429	$355
GEO produced excluding Alumbrera	467,875	390,826
Commercial GEO produced including Alumbrera	493,100	422,200

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 25-30% gold. TCRCs are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to co-product cash costs per pound of copper produced from continuing operations

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended June 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$135,667	$104,764	$3.67	$2.94

Adjustments:
GEO related cash costs (excluding related TCRCs) (ii)	(105,938)	(69,597)	(2.87)	(1.95)
Treatment and refining costs (TCRC) related to Chapada copper	6,158	4,884	0.17	0.14
Inventory movements and adjustments	11,543	(1,983)	0.31	(0.06)
Overseas freight and other commercial selling costs	(5,626)	(5,841)	(0.15)	(0.16)
Total copper co-product cash costs (excluding Alumbrera)	$41,804	$32,227	$1.13	$0.91
Minera Alumbrera (12.5% interest) copper cash costs	14,174	19,915	1.52	1.83
Total copper co-product cash costs (iii)	$55,978	$52,142	$1.21	$1.12
Copper produced excluding Alumbrera (millions of lbs)	37.0	35.6
Copper produced including Alumbrera (millions of lbs)	46.3	46.5

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the six months ended June 30,	2010	2009	2010	2009
Cost of sales (i) (iii)	$280,809	$206,795	$4.21	$2.93

Adjustments:
GEO related cash costs (excluding related TCRCs) (ii)	(203,110)	(134,092)	(3.04)	(1.90)
Treatment and refining costs (TCRC) related to Chapada copper	10,989	11,921	0.16	0.17
Inventory movements and adjustments	786	(8,345)	0.01	(0.12)
Overseas freight and other commercial selling costs	(10,809)	(11,434)	(0.16)	(0.16)
Total copper co-product cash costs (excluding Alumbrera)	$78,665	$64,845	$1.18	$0.92
Minera Alumbrera (12.5% interest) copper cash costs	24,641	34,587	1.17	1.64
Total copper co-product cash costs (iii)	$103,306	$99,432	$1.18	$1.09
Copper produced excluding Alumbrera (millions of lbs)	66.7	70.6
Copper produced including Alumbrera (millions of lbs)	87.8	91.7

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal.  Costs not directly attributed to a specific metal are allocated based on relative value.  As a rule of thumb, the relative value has been 70-75% copper and 25-30% gold.  TCRCs are defined as treatment and refining charges.

(iii)              Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO produced from continuing operations

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2010	2009	2010	2009
Cost of sales (i)	$135,667	$104,764	$561	$520

Adjustments:
Chapada treatment and refining costs related to gold and copper	7,452	6,223	31	31
Inventory movements and adjustments	11,543	(1,983)	48	(10)
Overseas freight and other commercial selling costs	(5,626)	(5,841)	(23)	(29)
Chapada copper revenue including copper pricing adjustment	(100,646)	(74,370)	(416)	(369)
Total GEO by-product cash costs (excluding Alumbrera)	$48,390	$28,793	$201	$143
Minera Alumbrera (12.5% interest) by-product cash costs	(22,223)	(4,659)	(1,938)	(298)
Total GEO by-product cash costs (i)	$26,167	$24,133	$103	$111
Commercial GEO produced excluding Alumbrera	241,794	201,533
Commercial GEO produced including Alumbrera	253,264	217,162

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2010	2009	2010	2009
Cost of sales (i)	$280,809	$206,795	$600	$529

Adjustments:
Chapada treatment and refining costs related to gold and copper	13,315	15,070	28	39
Inventory movements and adjustments	786	(8,345)	2	(21)
Overseas freight and other commercial selling costs	(10,808)	(11,434)	(23)	(29)
Chapada copper revenue including copper pricing adjustment	(199,296)	(95,938)	(426)	(245)
Total GEO by-product cash costs (excluding Alumbrera)	$84,806	$106,149	$181	$273
Minera Alumbrera (12.5% interest) by-product cash costs	(37,929)	(9,116)	(1,504)	(291)
Total GEO by-product cash costs (i)	$46,877	$97,033	$95	$230
Commercial GEO produced excluding Alumbrera	467,875	390,826
Commercial GEO produced including Alumbrera	493,100	422,200

(i)                      Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales from continuing operations.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets, and (g) any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings as well as a discussion of the adjusting items is provided in Section 4 “Overview of Financial Results” for both the yearly and quarterly reconciliations.

CASH FLOWS FROM CONTINUING OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL

The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operating activities of continuing operations before changes in non-cash working capital:

	Three months ended
	June 30,	June 30,
	2010	2009
Cash flows from operating activities of continuing operations	$100,915	$112,967

Adjustments:
Net change in non-cash working capital	33,641	(11,189)

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$134,556	$101,778

	Six months ended
	June 30,	June 30,
	2010	2009
Cash flows from operating activities of continuing operations	$226,588	$172,571

Adjustments:
Net change in non-cash working capital	45,800	83

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$272,388	$172,654

GROSS MARGIN

The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization. It may be expressed in terms of percentage of revenues, both in total amount or on a per-GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Three months ended
	June 30,	June 30,
	2010	2009
Revenues	$351,374	$236,710

Cost of sales excluding depletion, depreciation and amortization	(135,667)	(104,764)
Gross margin	$215,707	$131,946
Gross margin as % of revenues from continuing operations	61%	56%
GEO sold (excluding Alumbrera)	233,418	189,743
Gross margin per GEO Sold	$924	$695

	Six months ended
	June 30,	June 30,
	2010	2009
Revenues	$697,716	$450,310

Cost of sales excluding depletion, depreciation and amortization	(280,809)	(206,795)
Gross margin	$416,907	$243,515
Gross margin as % of revenues from continuing operations	60%	54%
GEO sold (excluding Alumbrera)	470,197	378,655
Gross margin per GEO Sold	$887	$643

7.             LIQUIDITY AND CAPITAL RESOURCES

In the near term, the Company expects its liquidity to be positively impacted by continued firm gold, silver and copper prices. The Company anticipates being able to meet all its obligations and is committed to fund its growth through sustaining and expansionary projects.

The following is a summary of liquidity and capital resources balances from continuing operations:

	As at
	June 30,	December 31,
(In thousands of United States Dollars)	2010	2009
Cash	$262,223	$170,070
Working capital	$360,082	$260,337

	Three months ended
	June 30,	June 30,
(In thousands of United States Dollars)	2010	2009
Cash flows
Cash flows from operating activities of continuing operations	$100,915	$112,967
Cash flows from operating activities of continuing operations before changes in working capital items (a non-GAAP measure)	134,556	101,778
Cash flows (to) from financing activities of continuing operations	(11,144)	2,559
Cash flows to investing activities of continuing operations	$(46,878)	$(120,143)

	Six months ended
Cash flows
Cash flows from operating activities of continuing operations	$226,588	$172,571
Cash flows from operating activities of continuing operations before changes in working capital items (a non-GAAP measure)	272,388	172,654
Cash flows from (to) financing activities of continuing operations	30,319	(26,167)
Cash flows to investing activities of continuing operations	$(163,769)	$(227,224)

Cash and cash equivalents as at June 30, 2010, were $262.2 million compared to $170.1 million as at December 31, 2009. Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management Strategy. Factors that are monitored include, but are not limited to, the market price of gold and copper, production levels, operating cash costs, capital costs, exploration and discretionary expenditures. Working capital was $360.1 million as at June 30, 2010 compared to $260.3 million as at December 31, 2009.

Receivables at the end of the period were $103.1 million compared with $102.1 million as at December 31, 2009. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOWS OF CONTINUING OPERATIONS

In the second quarter of 2010, cash flows to operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 6) were $134.6 million compared with $101.8 million in the same quarter of 2009. Cash inflows from continuing operations after taking into effect changes in working capital items for the quarter were $100.9 million, compared to inflows of $113.0 million for the comparative quarter ended 2009. Cash flows from operating activities were higher mainly due to higher metal prices and increased sale of gold.

FINANCING ACTIVITIES OF CONTINUING OPERATIONS

Cash outflows to financing activities of continuing operations for the three-month period ended June 30, 2010 were $11.1 million compared to cash inflows of $2.6 million in 2009 which was mainly a result of higher dividends paid in the second quarter of 2010 and the absence of net proceeds from the credit facilities in the same quarter of 2009.

As at June 30, 2010, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES OF CONTINUING OPERATIONS

Capital expenditures for the quarter were $109.5 million which included $19.0 million on property, plant and equipment, $80.7 million on mineral properties and $9.6 million on assets under construction. These outflows are comparable to prior year’s expenditures, outlining management’s intent to develop and expand existing assets and create new mines. Capital expenditures were offset by inflows from investing activities of continuing operations totaling $62.6 million for the three-month period ended June 30, 2010 which include $54.2 million proceeds on the sale of São Vicente and São Francisco for total cash outflows of $46.9 million compared to cash outflows of $120.1 million in 2009.

Capital costs for 2010 are expected to be approximately $550 million, with the accelerated development of Mercedes and increasing the exploration expenditure, mostly for Mercedes and Gualcamayo based on recent exploration successes. Total cumulative capital amount for 2011 remains unchanged although further capital will be required for Pilar and the QDD Lower West ore body at Gualcamayo where construction decisions have been made. These projects are supplementing production at Gualcamayo and the other is an entirely new mine in Brazil, and they are expected to contribute to growth in production by approximately 200,000 ounces per year with production beginning in 2013. The Company is currently evaluating the capital required in 2011 to 2013 for these new projects.

The following is a summary of capital expenditures by mine:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of United States Dollars)	2010	2009	2010	2009
ARGENTINA
Gualcamayo	$6,492	$27,037	$21,890	$65,319
Agua Rica	1,743	676	2,655	1,948
BRAZIL
Chapada	14,580	32,325	26,322	46,640
Jacobina	13,716	13,444	23,592	26,463
Fazenda Brasileiro	7,287	—	11,992	—
Pilar	13,901	1,778	20,939	4,846
C1 Santa Luz	2,015	920	2,015	954
CHILE
El Peñón (i)	25,991	20,242	87,209	36,584
Minera Florida	10,457	11,356	18,562	19,033
MEXICO AND OTHER
Mercedes	13,232	3,209	18,388	8,157
Other	80	7,117	2,375	5,343
Total capital expenditures on continuing operations (ii)	$109,494	$118,104	$235,939	$215,287

(i)          Six-month period balance includes purchase price of $48.9 million for the business acquisition of the service contract from the previous contractor (Gardilcic) in transition to owner-mining.

(ii)      Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

8.             CAPITALIZATION

Shareholders’ equity as at June 30, 2010 was $7.0 billion compared to $6.7 billion as at December 31, 2009 and $6.6 billion as at June 30, 2009.

The following table sets out the common shares, warrants and options outstanding as at June 30, 2010:

(In thousands)	Actual outstanding as at June 30, 2010	Weighted average second quarter	Weighted average year-to-date (i)
Common shares	741,023	740,692	738,739
Warrants	4,886	—	8
Options	5,842	951	847
Total	751,751	741,643	739,594

(i)          The weighted average number of shares excludes anti-dilutive options and warrants.

SHARE CAPITAL

As at June 30, 2010, the Company had 741.0 million (June 30, 2009 — 733.2 million) common shares outstanding. The basic weighted average number of common shares outstanding was 740.7 million (June 30, 2009 — 732.9 million) shares for the quarter ended June 30, 2010.

As of July 31, 2010, the total number of shares outstanding was 741.0 million.

WARRANTS

There were no warrants issued during the quarter. As at June 30, 2010, the Company had a total of 4.9 million (June 30, 2009 — 14.5 million) share purchase warrants outstanding with a weighted average exercise price of Cdn$19.08 per share (June 30, 2009 — Cdn$13.73). The expiry date on share purchase warrants is May 2011, with an exercise price of Cdn$19.08. All outstanding warrants were exercisable as at June 30, 2010.  The weighted average remaining life of warrants outstanding is 0.85 years (June 30, 2009 — 1.05 years).

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $31.1 million for the period ended June 30, 2010 compared with $22.5 million in 2009.

General and administrative and other expenses were higher for the second quarter of 2010 mainly from accruals of contributions into employee benefit plans and the general and administrative expenses incurred at Gualcamayo that were capitalized in the second quarter of 2009 during its commissioning period. Most of the general and administrative expenses are incurred in currencies other than the United States Dollar, therefore will vary period-to-period according to exchange rate movements relative to the United States Dollar resulting in increased volatility on the Company’s earnings.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars and Mexican Pesos. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

During the second quarter of 2010, the Company recognized modest foreign exchange gains of $16.5 million. This compares to a foreign exchange loss of $7.8 million for the comparative quarter ended June 30, 2009. The gains arose mainly from the effects of foreign exchange movements on future income tax liabilities recognized on business acquisitions. A stronger United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

For the six-month period ended June 30, 2010, the Company recognized foreign exchange gains of $20.2 million. This compares to a foreign exchange gain of $72.7 million for the comparative period ended June 30, 2009. The gains arose mainly from foreign exchange movements on future income tax liabilities recognized on previously completed business acquisitions. A stronger United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 13.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	June 30,	June 30,		December 31,
For the periods ended	2010	2009	Variance	2009	Variance
Average Exchange Rate
USD - CAD	1.0282	1.1686	-12.0%	1.0579	-2.8%
USD - BRL	1.8006	2.0897	-13.8%	1.7476	3.0%
USD - ARG	3.9117	3.7348	4.7%	3.8261	2.2%
USD - CLP	540.9980	578.0429	-6.4%	529.1082	2.2%

	Six months ended
	June 30,	June 30,		December 31,
For the periods ended	2010	2009	Variance	2009	Variance
Average Exchange Rate
USD - CAD	1.0348	1.2056	-14.2%	1.0789	-4.1%
USD - BRL	1.8048	2.2078	-18.3%	1.8124	-0.4%
USD - ARG	3.8796	3.6421	6.5%	3.8334	1.2%
USD - CLP	534.9496	598.2005	-10.6%	542.0373	-1.3%

	June 30,	June 30,		December 31,
As at	2010	2009	Variance	2009	Variance
Closing Exchange Rate
USD - CAD	1.0480	1.1560	-9.3%	1.0491	-0.1%
USD - BRL	1.7919	1.9516	-8.2%	1.7343	3.3%
USD - ARG	3.9300	3.7956	3.5%	3.8142	3.0%
USD - CLP	527.7230	539.9800	-2.3%	499.7680	5.6%

11.          INVESTMENTS

Investments include $91.5 million (December 31, 2009 — $46.2 million) in available-for-sale securities which includes the share consideration received on the sale of São Francisco and São Vicente mines during the quarter and $2.7 million (December 31, 2009) — $10.1 million) in other investments. The net change in fair value for available-for-sale financial instruments for the period ended June 30, 2010 is an unrealized loss of $7.9 million (December 31, 2009 — $21.3 million; gain) reflected in other comprehensive income.

12.          INCOME TAXES

The Company recorded an income tax expense of $27.9 million for the quarter ($8.8 million for the second quarter of 2009).  The tax provision reflects a current tax expense of $55.2 million ($22.7 million for the second quarter of 2009) and a future tax recovery of $27.3 million ($13.9 million for the second quarter of 2009). The income tax expense for the second quarter as a percentage of net earnings is 26.7% (33.3% for the second quarter of 2009). The expense reflects current taxes in the Company’s Brazilian, Chilean and Argentinean mines. The fluctuation in the tax rate is the result of items such as the mark-to-market on derivatives and foreign exchange.

The tax provision for the quarter reflects an accrued foreign exchange loss of $1.2 million (loss of $31.9 million for the second quarter of 2009) in Brazil on United States Dollar-denominated intercompany debt. This is due to the increase in the Brazilian Real against the United States Dollar. The debt is eliminated on consolidation.

The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. The income tax on inter-company debt is payable when the debt is repaid. The actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 14 to the consolidated interim financial statements.

The majority of the future tax liabilities arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase. Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted. The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine and begins to be depleted, is written off or is sold.

The largest components of the future tax liabilities relate to:

(in millions of United States Dollars)
Gualcamayo	$208
Agua Rica	$318
El Peñón	$257
Exploration potential	$608

13.          DERIVATIVES

CURRENCY HEDGING

As at June 30, 2010, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $3.2 million loss and $1.5 million gain for the three and six-month periods ended June 30, 2010 respectively, taken to other comprehensive income and the ineffective portion of losses of $0.7 million and $1.7 million taken to income for the three and six-month periods ended 2010, respectively. Included in cost of sales are currency derivative contracts realized gains in the amount $5.9 million and $12.1 million for the three and six-month periods ended June 30, 2010 respectively (2009 — $0.9 million gain and $1.2 million gain, respectively).

The following table summarizes the details of the currency hedging program as at June 30, 2010:

(Quantities in thousands)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market Rate as at June 30, 2010

2010	43,228	2.3194	13,680	2.3900	81,644	1.9875	138,552	2.1172	1.7919
2011	87,050	2.0880	47,562	2.0635	147,169	2.0626	281,781	2.0705	1.7919
2012	77,651	2.2128	47,964	2.2282	148,028	2.2350	273,643	2.2275	1.7919
2013	76,032	2.1387	—	—	—	—	76,032	2.1387	1.7919
	283,961	2.1681	109,206	2.1712	376,841	2.1092	770,008	2.1393	1.7919

INTEREST RATE HEDGING

The Company is exposed to interest rate risk on its variable rate debt. As at June 30, 2010, the Company has a total of $189.5 million in interest rate swap agreements to convert floating rate financing to fixed rate financing effective until 2012. These contracts fix the rate of interest on the Company’s long-term debt at 4.36%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in Other Comprehensive Income (“OCI”) until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $1.4 million gain and $2.5 million gain for the three and six-month periods ended June 30, 2010 respectively, recorded in OCI. The ineffective portion of gains of $0.1 million and $0.4 million were taken to income for the three and six-month periods ended June 30, 2010, respectively. Included in interest and financing expenses for the three and six-month periods ended June 30, 2010 are realized losses in the amount of $2.2 million and $4.6 million, respectively (2009 —  losses of $4.3 million and $7.8 million, respectively) in respect to the interest rate swaps.

14.          CONTRACTUAL COMMITMENTS

Day-to-day mining and administrative operations give rise to contracts requiring agreed-upon future minimum payments. The Company is of the view that such commitments will be sufficiently funded by current working capital, available credit facilities that provide access to additional funds, and future operating cash flows.

As at June 30, 2010, the Company is contractually committed to the following amounts in the calendar years:

(in thousands of United States Dollars)	2010	2011	2012	2013	2014	Thereafter	Total
Mine operating/construction and service contracts and other	$161,713	$166,117	$95,191	$78,604	$75,831	$35,793	$613,249
Long-term debt principal repayments (i)	—	—	242,632	—	15,000	255,000	512,632
	$161,713	$166,117	$337,823	$78,604	$90,831	$290,793	$1,125,881

(i)          Excludes interest expense.

15.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2009. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

16.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

17.          GOLD AND COPPER MARKETS

For the quarter ended June 30, 2010, spot gold prices averaged $1,197 per ounce representing an increase of 30% from the comparative period of 2009.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be driven by positive market fundamentals. Declining long-term mine supply, strong investment demand and steady physical demand for small bars and coins have all been supportive of a rising gold price. Furthermore, higher government debt from fiscal imbalances and global financial market uncertainties have underpinned gold prices above historical averages. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although with a high degree of market volatility.

For the quarter ended June 30, 2010, spot copper prices averaged $3.18 per pound, representing an increase of 40% compared with the same period in 2009. Average copper prices during the first quarter of 2010 were $3.37 per pound.

Copper prices retreated from the highs reached in early April 2010 and from the most recent quarter. An increase in risk aversion, attributable to the sovereign debt crisis, is mainly responsible for the pullback. Recently, global warehouse stocks of refined copper have started to decrease as industrial activity in emerging markets has continued to rebound. The Company expects that copper prices will remain well above long-term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards.

18.          EXPLORATION AND DEVELOPMENT PROJECTS

The Company continues to actively explore its exploration targets around existing mines and its efforts to look for new opportunities and on the ground purchases elsewhere in the Americas. The Company is largely focused on developing its future based on its exploration successes and organic growth.

The following is a summary of the exploration and development expenditures:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in millions of United States Dollars)	2010	2009	2010	2009

Exploration capitalized	$14.7	$9.2	$24.9	$15.2
Exploration expensed	10.7	2.1	17.5	7.5

Total Exploration	$25.4	$11.3	$42.4	$22.7

The Company has capitalized additional expenditures than expected as a result of more expending on infill drilling and other brownfield project costs versus greenfield project costs.

The following summary highlights key updates from the exploration and development program.

BRAZIL

Chapada

Yamana is currently advancing a feasibility-level study for Suruca, the new gold mineralized area at Chapada, which the Company expects to complete by the end of 2010.  A total of 15,500 metres of extension and infill diamond drilling was completed in 2010 and the results have extended Suruca from 500 metres along strike to 1,100 metres along strike and showed that the mineralization remains open to northeast. An 800 metre section of the northeast part of the deposit has been drilled on 100 metre spacing.   The Company believes Suruca will provide substantial gold only production growth at this already robust and long life mine. The Company contemplates a shallow open pit operation with ore hauled to the Chapada plant for processing.

Jacobina

Exploration and infill drilling commenced in February and is concentrated at the Morro do Vento and Canavieiras ore deposits and the newly discovered Largartixa. The goal in 2010 is to upgrade higher-grade inferred resources to indicated resources for reserve conversion at the Morro do Vento and Canavieiras deposits and complete enough drilling at Largartixa to define its potential. The Company remains focused on exploring, discovering and developing higher grade with exploration efforts focused on Lagartixa, which exhibits substantially higher grade than the current mineral reserve grade at Jacobina.

Pilar

The Company announced that it has made a construction decision on its Pilar project based on a recently completed positive feasibility study, which delivered the first mineral reserve estimate. During the permitting period which is expected to continue into the first quarter of 2011, the Company will continue to do exploration and development work to upgrade mineral resources and reserves. The vein structure of the ore body varies in width. Hence, additional delineation work will allow for more reliability once production begins in mid-2013. Earth work is expected to begin in early to mid-2011 after the rainy season following the completion of permitting and construction is expected to take 24-30 months.

Total mineral resources (including reserves) for the Jordino deposit increased by 32% from the published estimate as at the end of 2009. The new mineral reserves at Pilar increases the Company’s total proven and probable mineral reserves by 7% to 18.7 million ounces of gold. Pilar, based on production, mineral reserves and mineral resources, and anticipated further exploration successes, now represents one of the more significant projects for the Company. In addition, the Company has provided an exploration update on its extension drilling program to date with results that further confirm the Company’s belief that there is potential to continue to increase mineral reserves and mineral resources as they demonstrate the deposit is open in all directions.

C1 Santa Luz

The Company has received the preliminary environmental permit and continues to progress development work at C1 Santa Luz. Basic engineering has been completed and detailed engineering is advancing. Production is expected to commence in 2012. During the permitting period, Yamana has undertaken a program to conduct pilot plant tests on metallurgy and recoveries to ensure operational reliability once operations begin.

Ernesto/Pau-a-Pique

The Company previously made a construction decision for the development of Ernesto/Pau-a-Pique based on positive feasibility results. Yamana continues to progress basic engineering and conduct additional tests on metallurgy and recoveries. Permitting is underway and construction is expected to begin in 2010 with production targeted for 2012.

ARGENTINA

Gualcamayo

The Company has made a construction decision on QDD Lower West and updated its production plan upon completion of an update to a prior feasibility study. The updated feasibility study demonstrated increased mineral reserves and mineral resources as well as increased average annual production. QDD Lower West is an ore body below the current open pit operations at Gualcamayo and one of several identified areas of mineralization at Gualcamayo. Capital requirements for QDD Lower West are approximately $85.0 million and relate only to mine development work as ore is expected to be processed through existing operations and facilities at Gualcamayo.

Production from QDD Lower West is expected to begin in early 2013 ahead of the originally planned 2015. While recovery will be lower from QDD Lower West ore than the main open pit ore, gold will be recovered from the heap leaching processing facilities already in operation at Gualcamayo thereby reducing the need for additional capital. The Company plans to monitor the option of adding a milling facility which would increase recoveries and production. The prospect of a mill is dependent on continued exploration successes and the delineation of additional mineral reserves and this initiative will be further evaluated in late 2011.

Given the significant additional exploration opportunity at QDD Lower West, the Company will continue its exploration efforts as it progresses with mine development. In addition, ore from QDD Lower West increases the overall grade at Gualcamayo, thereby contributing to an increase in overall production.

Agua Rica

The Company continues to advance its Agua Rica project in Argentina including the advancement of discussions relating to a strategic partnership. Agua Rica is a large-scale copper, gold, molybdenum and silver porphyry deposit located in the province of Catamarca in an area with superior infrastructure for mining projects. A feasibility study was completed in 2006 and the initial environmental license for the project was issued in 2009.

The Company has undertaken several optimization initiatives, and as part of these initiatives the Company received an updated mine plan for Agua Rica prepared by an independent engineering consulting firm. Under the revised plan, the project would deliver 870 million tonnes of ore over an estimated mine life of 26.5 years. The new estimate for mineral reserves which forms the basis for the new mine plan, is summarized as follows:

	Tonnes	Cu Grade	Au Grade	Mo Grade	Ag Grade
	(000s)	(%)	(g/t)	(%)	(g/t)
Proven	380,236	0.569	0.257	0.032	3.91
Probable	489,301	0.44	0.213	0.03	3.52
Total	869,537	0.496	0.232	0.031	3.69

This reserve estimate is based on $2.25/lb Cu, $825/oz gold, $12/lb Mo and $14/oz Ag and contains 9.5 billion lbs of copper, 6.5 million oz of gold, 595 million lbs of molybdenum and 103 million oz of silver.

Average annual production over the project mine life is summarized as follows:

	Time Frame
	5 Years	10 Years	LOM

Copper (millions of pounds/year)	419	370	306
Gold – (thousands of ounces/year)	140	148	129
Molybdenum – (millions of pounds/year)	15.2	13.9	15.3
Silver – (thousands of ounces/year)	1,987	2,605	2,513

The new mine plan incorporates a more favourable strip ratio of 1.53:1 on an operating basis, or 1.68:1 assuming 131 million tonnes of pre-strip or pre-production waste removal. Total waste has been reduced by upwards of 100 million tonnes from previous levels provided for in the 2006 feasibility study. Mining costs are projected at less than $1.15 per tonne of material moved excluding the cost of crushing and conveying.

The Company is in the process of updating capital cost estimates and other optimization initiatives remain under review.  These include but are not limited to the following:

•                  Alternative concentrate transport logistics (e.g. Trucking and rail vs. pipeline);

•                  Paste vs. filtered tailings disposal;

•                  Alternative waste disposal logistics and scheduling;

•                  Two tunnels — one for ore and one for waste vs. one large tunnel for both;

•                  Alternative access routes to the mine;

•                  Rhenium as a source of by-product credits;

•                  Optimization of grinding requirements; and

•                  Optimization of the Semi-Autogenous Grinding (“SAG”) mill to reduce energy costs by 10%.

In addition, the Company is investigating improvements in the originally assumed gold and molybdenum recoveries. Actual gold recoveries at comparable porphyry operations are significantly in excess of the assumed gold recoveries for Agua Rica. Metallurgical recovery testwork for copper had been significantly more advanced than testwork for recoveries of other metals in the prior feasibility study and the Company intends to conduct further metallurgical testwork to increase gold and molybdenum recoveries.  Any additional gold production from these tests is not yet included in the mine plan.

The Company continues to believe that Agua Rica is an exceptional stand-alone project offering significant value and is working toward a formal construction decision for the project. Work continues on the preparation of a full update to the prior feasibility study which will incorporate the recently completed mine plan update, revised capital cost estimates and all other optimization initiatives as appropriate.

CHILE

Jeronimo

Yamana holds a 57% controlling and operating interest in the Jeronimo project, which is located in Region II of northern Chile. Yamana continues to advance Jeronimo having made significant advancements in metallurgical testwork and intends to deliver a feasibility study in late 2011.

MEXICO

Mercedes

Drilling has been focused on the eastern extension of the Lupita vein and the central part of the Barrancas Vein. Favourable drill results were received and resource increases are expected at both areas. In 2010, 18,000 metres of drilling will be completed at Mercedes with the objective of increasing resources. Basic engineering and advanced mine development has been completed and exploration results continue to confirm Mercedes’ high geological potential. The Company has received all the permits required for construction and commenced construction in May 2010. Production is expected to start in 2012 with an initial production of 120,000 GEO per year for a period of ten years. The Company will further evaluate the potential to increase annual production as it advances its exploration program.

19.          RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, silver and copper), the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more specifically described in the Company’s Annual Information Form for the year ended December 31, 2009. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

20.          CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2009. Readers are encouraged to read the critical accounting policies and estimates more particularly described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2009.

21.                               INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to adopt International Financial Reporting Standards (“IFRS”) by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, Mexico, the United States and other countries, where the Company has operating and other interests.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities to varying degrees, some of which are dependent on policy choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to ensure that meaningful and transparent information is provided to stakeholders.

The major differences between the current accounting policies of the Company and those the Company expects to apply in preparing IFRS financial statements are included below. These differences do not represent a complete list of expected changes under IFRS. As the Company’s transition project is impacted by changes to IFRS that may occur prior to the changeover date, the analysis below may be subject to change. Future disclosures will continue to report updated progress as well as any additional impacts identified on the Company’s financial reporting, including expected quantitative impacts, and changes to systems and processes, as they are determined.

First time adoption of IFRS

IFRS 1- First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for the initial adoption of IFRS. IFRS 1 requires an entity to apply IFRSs effective at the end of its first IFRS annual reporting period on a full retrospective basis subject to specific mandatory and optional exemptions. Significant optional IFRS 1 exemptions the Company may expect to apply in its first IFRS financial statements have not changed from those previously disclosed.

Changes to accounting policies and financial statement elements

The following discussion relates to key differences identified in significant accounting policies and the expected effect on the Company’s financial statements certain of which are expected to have an impact on the opening balance sheet and/or be an ongoing difference between Canadian GAAP and IFRS:

•                  Income taxes

The carrying value of non-monetary assets are recorded in the functional currency at the time of the original acquisition.  If the related tax value is calculated in a foreign currency, the tax value is translated to the functional currency at the rate in effect at each balance sheet date. Any change in the tax value measure in the functional currency creates a foreign exchange difference in the deferred tax calculation.  Under Canadian GAAP, the initial deferred tax liability on the fair value adjustments on acquisition of non-monetary assets was calculated in the foreign currency and subsequently translated into the functional currency at the rate in effect at each balance sheet date.  Under IFRS, the deferred tax liability relating to the fair value adjustments on acquisition of non-monetary assets will always be calculated with reference to the functional currency at the time of the original acquisition.  IFRS has the impact of removing previously recognized foreign exchange gains/losses on the foreign denominated deferred tax liability from the date of acquisition. The opening adjustment on the balance sheet is currently estimated to be over $100 million which represents the difference between accounting value at historical foreign exchange rate and accounting value at current foreign exchange rate multiplied by the tax rate. The Company is in the process of determining the actual opening balance sheet impact. Going forward, no unrealized foreign exchange gains/losses related to deferred income tax liability arising from purchase price adjustments will be recognized.

•                  Impairment of assets

Under Canadian GAAP a two-step approach to impairment testing is performed: firstly, the asset carrying value is compared with its undiscounted future cash flow to determine whether an impairment exists. The impairment is then measured by comparing the asset’s carrying value with its fair value. IAS 36 - Impairment of Assets (“IAS36”), requires the application of a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use and includes the use of discounted cash flows when a cash flow model is used. Management will determine its best estimates on assumptions applicable to such discounted cash flows, which may give rise to different results under different circumstances. Applying IAS 36 may result in additional impairments in cases where the carrying values of assets may have previously been recoverable under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also allows the reversal of impairments for long-lived assets if conditions that gave rise to those impairments no longer exist. It is expected that there may be increased volatility in impairment recognition due to the possibility of more frequent impairments and the reversal of impairments. Financial statements elements that may be impacted as a result of impairment include the Company’s mineral interests composed of depletable and non-depletable mineral properties and its equity investment. Management is currently in the process of determining the impact on the opening balance sheet and the ongoing impact.  Any impairments on adoption would result in a reduction to Property, Plant and Equipment and a reduction of opening retained earnings.

•                  Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar-denominated warrants, primarily acquired in its business combinations, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer (United States Dollars for the Company) be classified as liabilities unless they are issued pro rata to all existing shareholders. Therefore, the Company’s outstanding Canadian dollar-denominated warrants will need to be reclassified as liabilities and recognized at fair value, with changes in value being recorded in the statement of operations and the opening adjustment to be recorded as an adjustment to opening retained earnings. Quantification of this impact is not expected to be materially different from the United States GAAP adjustment at December 31, 2009 with a total reclassification of liability value of approximately $9 million and a retained earnings adjustment of $35 million.

•                  Asset retirement obligations

Differences in this area between Canadian GAAP and IFRS that are being assessed include the recognition of provisions based on the concept of legal and constructive obligations, when probable (‘more likely than not’ or greater than 50%) and the measurement requirements for discounting using a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the liability. Management is in the process of determining the impact on the opening balance sheet and the ongoing impact.

•                  Share-based compensation

The Company recognizes share-based compensation as a single pool with a fair value based on the specified vesting period for the overall arrangement.  This treatment is applied for all arrangements under Canadian GAAP, including those which include tranches that vest in installments over the vesting period. Under IFRS, the Company will treat each installment as a separate arrangement with its own distinct fair value measurement. Compensation cost for each tranche will be recognized over its own distinct vesting period. Management is currently finalizing the impact of this difference on the opening balance sheet and the ongoing impact.

•                  Property, plant and equipment

Key differences between Canadian GAAP and IFRS with respect to PPE include component accounting which must be applied to physical and non-physical components which are significant and have a useful life which differs to that of the overall asset, the mandatory capitalization of interest costs and requirements for the annual review of estimates of useful life, residual value and the depreciation method. The Company will continue to account for its PPE using the cost model. Though management is still assessing the impact of this difference, the Company does not expect to record a material adjustment relating to this difference.

•                  Provisions, contingent liabilities and contingent assets

Differences that are being assessed include the recognition of provisions which introduces the concept of legal and constructive obligations when probable (‘more likely than not’ or greater than 50%) and the requirements for discounting when material. Though management is still assessing the impact of this difference, the Company does not expect to record a material adjustment relating to this difference.

At this time, the Company has not identified any material differences for any other Financial Statement elements. Additional impacts and developments, if any, will be disclosed as they are determined.

Project Update

A project steering committee was established at the inception of the project and is providing overall guidance to the conversion project. The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments. The Company completed a detailed work plan for the design and implementation phases of the project which are well underway. The project is progressing according to plan, is on budget and there has been no significant change to the plan.

Some of the key activities that have commenced and will continue in 2010 include:

Activities	Progress report
Information technology and data systems

The Company’s IFRS project team liaises with IT system teams to ensure alignment with other projects impacting the IT environment. The Company is in the process of revising its IT systems to incorporate IFRS requirements after the changeover date.

Internal controls

A process has been designed and implemented to provide reasonable assurance on the controls in place relating to the conversion process. At this point in the IFRS project, the Company does not anticipate any significant changes to key internal controls.

Training programs

All major company personnel impacted by the IFRS changeover from site staff to all levels of executive and directors have undergone various levels of training and have an understanding of IFRS. Specific training to key personnel has begun and will continue to be implemented in the year.

Communication programs	The Company’s project team regularly communicates project status, significant impacts of transition to affected parties.
Revision of accounting policy and procedures manual

Differences arising from IFRS adoption have been identified and decisions have been documented in accounting papers addressing specific policies. A process to revise the Company’s documented accounting policies under IFRS has been initiated.

Preparation of draft IFRS financial statements templates, disclosures and related decisions

Draft IFRS financial statements are being developed and are undergoing a thorough review process with the involvement of the Company’s auditors. Some of the key changes expected include, but are not limited to, the following:

•      The statement of operations will be presented by “function” of the line items with additional note disclosures on the “nature” of the item to be included in supporting notes,

•      Unrealized and realized gain/loss on financial instruments as well as foreign exchange gain/loss will be presented within net finance expenses,

•      Foreign exchange gain/loss, interest and penalties related to tax to be reported in the tax expense line,

•      Deferred tax asset and liability balances to be presented as non-current on the balance sheet,

•      Cash flow statement to begin with earnings before taxation and present dividends received and taxes paid as operating activities

•      Additional reconciliations/disclosures to be provided for several financial statement elements such as property, plant and equipment, equity investment, goodwill and intangible assets, dividends paid and proposed, share-based payments, cost of sales excluding depreciation, depletion and amortization, other operating income and expenses, finance income and expenses, environmental rehabilitation and provisions, employee compensation and benefit expenses, financial instruments, equity and its components, related party transactions, etc.

Preparation and auditor procedures on the IFRS opening balance sheet for January 1, 2010

Significant differences between Canadian GAAP and IFRS impacting the Company’s opening balance sheet for January 1, 2010 are in the process of being finalized. The Company’s auditors have begun to perform procedures on the IFRS opening balance sheet. The Company expects to disclose material adjustments to the opening balance sheet in the third quarter report.

Other business impacts	During the transition year, IFRS figures are being tracked in parallel with Canadian GAAP figures for the comparative purposes.

The above is not considered a complete and final list of all the impacts that will result from the transition to IFRS. The Company will maintain disclosures as current as possible as changes in circumstances may impact the final determination of adjustments and application.

Future Expected Changes to IFRS

Continuous monitoring of current IFRS developments is an imperative consideration in the design and implementation phase as multiple changes are expected to come into effect from projects delineated by the timetable of the International Accounting Standard Board as the Company transitions to IFRS.

Joint Arrangements

The International Accounting Standards Board (“IASB”) has issued Exposure Draft (“ED”) 9 - Joint Arrangements which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting.  ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting.  ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS.  The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

Revenue Recognition

In June 2010, the IASB and FASB have jointly issued an ED on Revenue from contracts with customers. If adopted, the proposals would supersede IAS 11 Construction Contracts and IAS 18 Revenue and related interpretations. The core principle proposed in the ED would require an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. The ED also specifies the accounting for contract costs. The DP proposes a single revenue recognition model based on changes in the contract asset or liability with a customer, i.e. the net asset or liability arising from the remaining rights and obligations in a contract. The Company is currently evaluating the impact that ED is expected to have on its consolidated financial statements.

Leases

In July 2006 the IASB announced a project to reconsider the accounting requirement for leasing arrangements. The project is being conducted jointly with the FASB. In March 2009 the IASB and the FASB published a DP Leases — Preliminary Views. The DP proposes, for lessees, to eliminate the requirement to classify a lease contract as an operating or finance lease, and to require a single accounting model to be applied to all leases. The DP proposes that a lessee recognize in its financial statements a “right-of-use” asset representing its right to use the leased asset, and a liability representing its obligation to pay lease rentals. The DP includes a high-level discussion of lessor accounting issues, but expresses no preliminary views on lessor accounting. An ED is expected in 2010 and a final standard in the second quarter of 2011. The Company is currently monitoring the impact that proposed changes are expected to have on its consolidated financial statements.

22.          DISCLOSURES AND INTERNAL CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, its Timely Disclosure and Confidentiality Policy, its Code of Business Conduct and Ethics, its Insider Trading Policy and Share Dealing Code, its Whistleblower Policy, its Fraud Policy, the effective functioning of its Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13(a)-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of  company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2010, and December 31, 2009, and results of operations for the periods ended June 30, 2010, and June 30, 2009.

This Management’s Discussion and Analysis has been prepared as of August 4, 2010. The unaudited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto as at and for the period ended June 30, 2010 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis and should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2009, and the most recent Annual Information Form for the year ended December 31, 2009, on file with the Securities Commissions of all of the provinces in Canada and the 2009 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect,” “budget,” “target,” “project,” “intend,” “believe,” “anticipate,” “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, successful transition to owner-mining, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009, filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured,” “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009, and other continuous disclosure documents filed by the Company since January 1, 2010, available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.